SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   ----------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

/x/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

         For the fiscal year ended December 31, 1999.


/  /     TRANSACTION  REPORT  PURSUANT TO SECTION 15(d) OF THE  SECURITIES
         EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
         For the transaction period from ________________ to _______________.

Commission file number: 333-28733

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  HUDSON UNITED BANCORP SAVINGS AND INVESTMENT PLAN (for Non-Bargaining Unit Employees)

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Hudson United Bancorp
                  1000 MacArthur Boulevard
                  Mahwah, New Jersey  07430

                              Required Information

Item 4

         In lieu of the financial statements required by Items 1-3, the Plan is submitting financial statements prepared in accordance with the financial reporting requirements of ERISA (without scope limitations) for the fiscal years ended December 31, 1998 and December 31, 1999.


                                    Exhibits

23  Independent Accountants' Consent

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Plan administrators have duly caused this Form 11-K to be signed on their behalf by the undersigned, thereunto duly authorized, in the Township of Mahwah, State of New Jersey, on June 28, 2000.


                       HUDSON UNITED BANCORP SAVINGS AND INVESTMENT PLAN (for Non-Bargaining Unit Employees)

                                   D. LYNN VAN BORKULO-NUZZO
                       By:-------------------------------------------------
                            Name:  D. Lynn Van Borkulo-Nuzzo
                            Title:  Plan Administrator

                                     EXHIBIT





                Hudson United Bancorp Savings And Investment Plan

                        For Non-Bargaining Unit Employees


              Financial Statements As Of December 31, 1999 And 1998


                                  Together With


                    Report Of Independent Public Accountants

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Trust Committee of Hudson United Bancorp:

We have audited the accompanying statements of net assets applicable to participants' equity of the Hudson United Bancorp Savings and Investment Plan for Non-Bargaining Unit Employees (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets applicable to participants' equity with Fund Information for the year ended December 31, 1999. These financial statements and schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets applicable to participants' equity of the Plan as of December 31, 1999 and 1998, and the changes in net assets applicable to participants' equity for the year ended December 31, 1999, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of changes in net assets applicable to participants' equity with Fund Information is presented for purposes of additional analysis rather than to present the changes in net assets applicable to participants' equity with Fund Information for each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Roseland, New Jersey
May 22, 2000


               HUDSON UNITED BANCORP SAVINGS AND INVESTMENT PLAN
                       FOR NON-BARGAINING UNIT EMPLOYEES

           STATEMENTS OF NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY

                        AS OF DECEMBER 31, 1999 AND 1998


                                                             1999               1998
                                                       ----------------    ---------------
CASH AND SHORT-TERM INVESTMENTS, at cost, which
   approximates fair market value                         $   (26,779)        $   (37,916)

INVESTMENTS, AT FAIR MARKET VALUE:
   Mutual funds                                            14,301,108           9,500,814
   Common stock of Hudson United Bancorp                    9,666,689           9,099,919

PARTICIPANT LOANS RECEIVABLE                                  223,310              93,075
                                                       ----------------    ---------------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY             $24,164,328         $18,655,892
                                                       ================    ===============


The accompanying notes to financial statements are an integral part of these statements.

                HUDSON UNITED BANCORP SAVINGS AND INVESTMENT PLAN
                        FOR NON-BARGAINING UNIT EMPLOYEES


      STATEMENT OF CHANGES IN NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY
                             WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1999


                                                                                                 Federated Securities Corp.
                                                                                         -------------------------------------------
                                                                                         Intermediate                      Growth
                                                                       Employer Stock     Government        Stock         Strategies
                                                                            Fund            Trust           Trust           Fund
                                                                      ----------------- --------------- -----------     ------------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, beginning of year ....   $  9,321,365    $    962,314    $  1,681,400    $ 1,369,095

ADDITIONS (DEDUCTIONS):
   Contributions-
     Employees ......................................................        289,918          66,234         357,955        287,534
     Employer .......................................................      1,162,897              --              --             --
   Rollovers.........................................................          1,381              --           3,552          7,005
   Transfers to/from funds ..........................................        (48,519)       (777,459)        501,676        261,956
   Net activity relating to loan activity ...........................        (82,187)            861          (7,498)       (22,988)
   Net realized/unrealized appreciation (depreciation) of investments       (867,502)        (11,359)         67,050      1,186,724
   Distributions ....................................................     (1,285,627)        (71,805)       (193,656)      (207,465)
   Balances rolled over from plans of acquired institutions and
     Hudson United Bancorp Savings and Investment Plan for
     Bargaining Unit Employees                                             1,141,067         878,982         421,339        337,033
                                                                        ------------    ------------    ------------   -------------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, end of year ..........   $  9,632,793    $  1,047,768    $  2,831,818   $  3,218,894
                                                                        ============    ============    ============   ============


                                                                                           Federated Securities Corp.
                                                                           ---------------------------------------------------------
                                                                           Stock and     Short-Term     Large Cap          Max Cap
                                                                             Bond        Government       Growth           Growth
                                                                             Trust         Trust           Fund             Fund
                                                                           ---------    ------------   -------------    ------------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, beginning of year ....   $  1,030,050    $  4,291,668    $         --     $       --

ADDITIONS (DEDUCTIONS):
   Contributions-
     Employees ......................................................        155,987       1,052,738           3,008          5,355
     Employer .......................................................             --              --              --             --
   Rolloevers........................................................          2,072          72,070              --             --
   Transfers to/from funds ..........................................        (96,026)         44,509          37,803         30,082
   Net activity relating to loan activity ...........................         (3,305)         (6,894)             41             41
   Net realized/unrealized appreciation (depreciation) of investments         10,197         233,024           9,602          3,002
   Distributions ....................................................       (170,425)     (1,654,891)             --             --
   Balances rolled over from plans of acquired institutions and
     Hudson United Bancorp Savings and Investment Plan for
     Bargaining Unit Employees                                                255,993      2,057,078              --             --
                                                                        -------------   ------------    ------------     -----------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, end of year ..........   $  1,184,543    $  6,089,302    $     50,454     $   38,480
                                                                        ============    ============    ============     ===========


                                                                            Federated
                                                                         Securities Corp.
                                                                         ---------------
                                                                          International
                                                                          Small Company
                                                                             Fund          Total
                                                                        ----------------- ----------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, beginning of year ....   $         --      $18,655,892

ADDITIONS (DEDUCTIONS):
   Contributions-
     Employees ......................................................          5,645       2,224,374
     Employer .......................................................             --       1,162,897
   Rollovers.........................................................             --          86,080
   Transfers to/from funds ..........................................         45,978              --
   Net activity relating to loan activity ...........................             20        (121,909)
   Net realized/unrealized appreciation (depreciation) of investments         18,633         649,371
   Distributions ....................................................             --      (3,583,869)
   Balances rolled over from plans of acquired institutions and
     Hudson United Bancorp Savings and Investment Plan for
     Bargaining Unit Employees                                                    --       5,091,492
                                                                        -------------   ------------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, end of year ..........   $     70,276    $ 24,164,328
                                                                        ============    ============




         The accompanying notes to financial statements are an integral part of this statement.

                HUDSON UNITED BANCORP SAVINGS AND INVESTMENT PLAN

                        FOR NON-BARGAINING UNIT EMPLOYEES


                          NOTES TO FINANCIAL STATEMENTS



 1. DESCRIPTION OF THE PLAN
    -----------------------

The Hudson United Bancorp Savings and Investment Plan for Non-Bargaining Unit Employees (the "Plan") is a defined contribution plan covering all non-bargaining unit employees of Hudson United Bancorp, formerly HUBCO, Inc. (the "Company"). Employees are eligible to be admitted to the Plan upon completion of 1,000 hours of service in a six-month period and attainment of age
21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan participants may make a basic contribution of 2% to 12% of their annual compensation, as defined, and voluntary after tax contributions. The Company contributes 75% of each employee's basic contribution to a maximum of 6% of eligible compensation. Effective January 1, 1997, the Plan was amended to indicate that all employer contributions will be allocated to the Employer Stock Fund.

All participants are immediately and fully vested in all participant contributions and the assets derived from their investment. Employees become fully vested in Company contributions and the assets derived from their investment in the event of any one of the following: attainment of age 65, upon retirement due to disability, death, plan termination, or the completion of five years of service with the Company. The following vesting schedule became effective January 1, 1995 for employer contributions-

Up to 2 years of  service = 0% vesting
After 2 years of  service = 25%  vesting
After 3 years of service = 50%  vesting
After 4 years of service = 75%  vesting
After 5 years of service = 100% vesting

Forfeitures of nonvested Company contributions for participants are used to reduce Company matching contributions to the Plan.

Under the provisions of the Plan, participating employees may elect to invest their contributions in the following nine investment funds-

Federated  Intermediate  Government  Trust
------------------------------------------

         Invests in United States Government Agency Securities that generally mature within five years from the date of purchase.

Federated  Stock Trust
----------------------

         Invests in a portfolio of common stocks with an emphasis on large capitalized companies.

Federated  Growth  Strategies  Fund
-----------------------------------

         Invests in common stock of companies with prospects for above average growth.

Federated  Stock and Bond Trust
-------------------------------

         Invests in a balanced portfolio of high quality common stocks, United States Government Agency Securities and corporate bonds rated "A" or better.

Employer  Stock Fund
--------------------

         Established to invest in the common stock of Hudson United Bancorp.

Federated Short Term Government Trust
-------------------------------------

         Established to invest in short-term U. S. Treasury and other securities issued or guaranteed by the U. S. government or its agencies.

Federated Large Cap Growth Fund
-------------------------------

         The Fund seeks capital appreciation by investing primarily in large, well-established companies.

Federated Max Cap Fund
----------------------

         The Fund seeks to achieve a total return similar to the S&P 500 stock index.

Federated  International  Small  Company Fund
---------------------------------------------

         The Fund seeks long-term capital appreciation by investing in equity securities of small cap companies.

Pursuant to a Plan provision, upon termination of employment, or if prior to termination upon approval of the Plan administrator, employees may receive a lump sum payment equal to the value of their account unless another method of payment has been selected and agreed to by the Employee Benefits Committee. Benefit payments are distributed in cash to employees participating in the Federated Income Funds. Benefit payments are distributed to participants in the Employer Stock Fund in the form of the Company's stock, unless there are fractional shares which are distributed in cash.

Effective January 1, 1999, the defined savings plan for employees of The Dime Savings Bank of Wallingford, an institution acquired by the Company in 1998, was merged with the Plan. Effective January 1, 1999, the employee stock ownership plan for employees of The Bank of the Hudson, an institution acquired by the Company in 1998, was merged with the Plan. Effective April 1, 1999, the 401(k) savings plan for employees of Middletown Savings Bancorp, an institution acquired by the Company during 1998, was merged with the Plan. Effective April 1, 1999, the 401(k) plan for employees of Community National Bank, an institution acquired by the Company during 1998, was merged with the Plan. Effective December 31, 1999, the 401(k) plan for employees of the Bank of Southington, an institution acquired by the Company during 1998, was merged with the Plan. Effective December 31, 1999, the Hudson United Bancorp Savings and Investment Plan for Bargaining Unit Employees was merged with the Plan.



2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    ------------------------------------------

The accounting records of the Plan are maintained on the accrual basis and investment transactions are recorded on a settlement date basis.

Investments are stated at their aggregate fair value. Securities which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Investment transactions are recorded on as settlement date basis. The market value of the participation units in the Federated funds is based on quoted market value on the last business day of the Plan year.
Expenses related to the administration of the Plan are paid for by the Company. All trust expenses are paid by the Plan.

The change in the difference between the fair value and the cost of investments is reflected in the statement of changes in net assets applicable to participants' equity with fund information as net appreciation (depreciation) of investments, along with gains or losses realized on the sale of investments, which are determined using a specific identification basis.

3. INVESTMENTS
   ------------

The Plan's investments are held by Hudson United Bank (a subsidiary of the Company) and Federated Securities Corp.

The fair value of individual investments that represent 5% or more of the Plan's year-end net assets are as follows-


                                                               1999                        1998
                                                               ----                        ----
Hudson United Bancorp common stock                   $       9,666,689         $        9,099,919
Federated Short Term Government Trust                        6,097,003                  4,401,664
Federated Stock Trust                                        2,781,242                  1,924,099
Federated Growth Strategies Fund                             3,102,591                  1,279,851


4. TRANSACTIONS WITH PARTIES IN INTEREST
   -------------------------------------

At December 31, 1999 and 1998, the Plan held 378,159 and 302,072 shares of common stock, respectively, of the Company with a fair value of $9,666,689 and $9,099,919, respectively. The shares were originally acquired at a cost of $5,624,891 and $4,597,245, respectively. Dividend income from this investment was $547,401 and $402,627 for the years ended December 31, 1999 and 1998, respectively.

5. INCOME TAX STATUS
   -----------------

The Plan has received a favorable determination letter dated April 6, 1995, from the Internal Revenue Service indicating that the Plan is a qualified trust and exempt from Federal income taxes under Sections 401(a) and 401(k) of the Internal Revenue Code ("IRC"). The Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for Federal income taxes has been provided in the accompanying financial statements.

Employees participating in the Plan are not subject to Federal income tax on amounts contributed until such time that their participating interest in the Plan is distributed to them.

6. PLAN TERMINATION
   ----------------

Although Hudson United Bancorp has not expressed any intent to do so, Hudson United Bancorp has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

                                                                      SCHEDULE I

                HUDSON UNITED BANCORP SAVINGS AND INVESTMENT PLAN
                        FOR NON-BARGAINING UNIT EMPLOYEES


           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1999

                    EMPLOYER IDENTIFICATION NUMBER 22-2405746

                                    PLAN #003



                                          (c) Description of Investment Including
                                          Maturity Date, Rate of Interest, Par or                               (e) Current
  (a)     (b) Identity of Issuer                       Maturity Value                        (d) Cost              Value
  ---     --------------------------    -----------------------------------------------    ----------------    ----------------
         MUTUAL FUNDS:
            Federated                  6,097,003 units of Federated
              Securities Corp.            Short Term Government Trust                        $ 6,097,003           $ 6,097,003

            Federated                  70,417 units of Federated Growth
              Securities Corp.            Strategies Fund                                      2,057,796             3,102,591

            Federated                  77,085 units of Federated Stock Trust                   2,866,200             2,781,242
              Securities Corp.

            Federated                  63,229 units of Federated Stock and
              Securities Corp.            Bond Trust                                           1,185,095             1,160,886

            Federated                  96,469 units of Federated Intermediate
              Securities Corp.            Government Trust                                     1,012,632               998,459

            Federated                   1,868 units of Federated International
              Securities Corp.            Small Company Fund                                      59,681                71,879
                                                                                          ----------------    ----------------

            Federated                   3,074 units of Federated Large Cap
              Securities Corp.             Growth Fund                                            40,826                50,519

            Federated                   1,288 units of Federated Max Cap Fund                     35,736                38,529
              Securities Corp.                                                            ----------------    ----------------
                                                                                              13,354,969            14,301,108
                                                                                          ----------------    ----------------
         COMMON STOCK:
   *        Hudson United Bancorp         378,159 shares common stock                         5,624,891             9,666,689
                                                                                          ----------------    ----------------

         PARTICIPANT                   Interest rates range from 7.75% to
            LOANS                         8.5% and mature through 12/1/03                       223,310               223,310
                                                                                          ----------------    ----------------

                                                                                            $19,203,170           $24,191,107
                                                                                          ================    ================


*Denotes party-in interest

         The accompanying notes to financial statements are an integral part of this schedule.

                                                                     SCHEDULE II

                HUDSON UNITED BANCORP SAVINGS AND INVESTMENT PLAN
                        FOR NON-BARGAINING UNIT EMPLOYEES


               ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS (A)

                      FOR THE YEAR ENDED DECEMBER 31, 1999

                    EMPLOYER IDENTIFICATION NUMBER 22-2405746

                                   PLAN #003




                                                                                                         Number of      (c) Purchase
(a) Identity of Party Involved              (b) Description of Asset                                   Transactions          Price
                                                                                                    ---------------    -------------
Hudson United Bancorp ....................   52,516 shares of Hudson United Bancorp Common Stock                24      $ 1,541,167

Hudson United Bancorp ....................   45,406 shares of Hudson United Bancorp Common Stock                87        1,868,136

Federated Securities Corp. ...............   4,133,523 units of Federated Short-Term Government Trust           90        4,133,523

Federated Securities Corp. ...............   2,444,311 units of Federated Short-Term Government Trust           143       2,444,311

Federated Securities Corp. ...............   36,052 units of Federated Stock Trust                              105       1,401,813

Federated Securities Corp. ...............   35,974 units of Federated Growth Strategies Fund                   100       1,250,085


                                                                        (f) Current
                                                                             Value
                                                                          of Asset on
                                               (d) Selling (e) Cost of    Transaction (g) Net
(a) Identity of Party Involved ...............     Price        Asset         Date       Gain
                                                ----------   ----------   ----------   ----------
Hudson United Bancorp ........................  $       --   $1,541,167   $1,541,167   $       --

Hudson United Bancorp ........................   1,426,681    1,868,136    1,426,681     (441,455)

Federated Securities Corp. ...................          --    4,133,523    4,133,523           --

Federated Securities Corp. ...................   2,444,311    2,444,311    2,444,311           --

Federated Securities Corp. ...................          --    1,401,813    1,401,813           --

Federated Securities Corp. ...................          --    1,250,085    1,250,085           --



(A) Reportable transactions are those purchases and sales of the same security which, individually or in the aggregate, exceed 5% of Plan assets as of the beginning of the Plan year.


         The accompanying notes to financial statements are an integral part of this schedule.